Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six months ended June 30,
	2017	2016
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$49,769	$98,954
Add:
Distributed income of unconsolidated joint ventures	4,952	7,468
Amortization of capitalized interest	340	317
Interest expense	33,007	28,684
Portion of rent expense - interest factor	1,201	1,168
Total earnings	89,269	136,591

Fixed charges:
Interest expense	33,007	28,684
Capitalized interest and capitalized amortization of debt issue costs	1,247	1,177
Portion of rent expense - interest factor	1,201	1,168
Total fixed charges	$35,455	$31,029

Ratio of earnings to fixed charges	2.5	4.4

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes a $6.9 million gain on the sale of our outlet center in Westbrook, Connecticut for the period ended June 30, 2017. Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests includes gain on previously held interest in acquired joint venture of $49.3 million and a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida located near Sanibel Island for the period ended June 30, 2016.